SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2008

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)

                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Announces New Chief Financial Officer dated January 17, 2008.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Announces New Chief Financial Officer

Thursday January 17, 8:27 am ET

Mrs. Lian Goldstein Joining Magal as CFO

YAHUD, Israel, January 17 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS; TASE: MAGS), today announced that Mrs. Lian Goldstein has joined the Company as its Chief Financial Officer. Mrs. Goldstein is assuming the position from Mrs. Raya Asher who has notified the Company of her desire to leave Magal after 10 years of service in order to pursue personal interests.

Mrs. Goldstein served as Chief Financial Officer of Johnson and Johnson Medical Israel Ltd., from 2002 to 2007. Previously, between the years 1999 to 2002, Mrs. Goldstein served as a senior audit manager with the Israeli affiliate of Ernst & Young Global. Mrs. Goldstein holds an M.B.A. (Hon.) and a B.A. (Hon.) in Accounting and Business from the Israeli College of Management, and has been a Certified Public Accountant (Israel) since 2000.

Mrs. Raya Asher will remain as CFO through a transition period, which is expected to end on February 28, 2008.

"I would like to thank Raya for her many years of dedication to the Company. Over the last decade, Raya has been a significant member of our management team overseeing our financial and accounting activities. She has also been instrumental in formulating our long-term strategy and has helped position Magal as the global company it is today. I would like to wish her the best of success in all her future endeavors," commented Mr. Izhar Dekel, CEO of Magal. "We are very pleased to welcome Lian to the Magal family. Lian brings with her deep experience and knowledge in the operations of a globally focused and growing company, working with an international affiliate of premier multi-national company. I wish her the best of success in her new role."

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary in the U.S. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Magal trades under the symbol MAGS in the U.S. on the Nasdaq Global Market and in Israel on the Tel-Aviv Stock Exchange (TASE).

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:
    Company
    Magal Security Systems, Ltd
    Raya Asher, outgoing CFO
    Lian Goldstein, incoming CFO
    Tel: +972-3-5391444
    Fax: +972-3-5366245
    E-mail: magalssl@trendline.co.il


    Investor Relations
    GK Investor Relations
    Ehud Helft/Kenny Green
    Tel: +1-646-201-9246
    E-mail: info@gkir.com

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/ Izhar Dekel
                                                ---------------
                                                Izhar Dekel
                                                Chief Executive Officer



Date:  January 17, 2008